UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
September 26, 2007

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)
(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA
(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA
3000 AUSTRALIA
(Address of principal executive offices)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,
UNITED KINGDOM
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☑
Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes ☑  No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Issued by:
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 26 September 2007	By: Name:	Jane McAloon Jane McAloon
	Title:	Group Company Secretary

It’s our...
BHP Billiton Sustainability Report Summary Report 2007

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It’s our licence to operate
Our world is facing many complex, interrelated challenges in balancing ever increasing demand for resources with sustainable development.
For society to grant us our ‘licence to operate’, we must demonstrate to our host communities and governments that we can, and will, protect the value of their environmental and social resources and that they will share in our business success.
As the world’s largest diversified resource company, our decisions have the potential to impact our environment and society – now and into the future.
To ensure the decisions we make today are the right ones for a sustainable future, we will reach out to our employees, contractors, suppliers, customers, business partners, and host communities and governments. We will work together with them to innovate, to challenge standard practice and to find sustainable solutions.
This report is one of three annual Company publications: Annual Review, Annual Report, Sustainability Report.
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The Annual Report is a comprehensive compliance report that has been designed to address the various reporting requirements in the countries in which the Group operates.
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The Sustainability Report is a summary of the full Sustainability Report available online. It contains information on our sustainability policy and governance, stewardship, health, safety, environment, social responsibility and economic contributions.
Annual Report 2007
Annual Review 2007
The Annual Review is our summary annual report. It provides a summary of Group highlights, reviews by the Chairman and CEO and business highlights. It also contains the Group’s corporate governance statement and remuneration report, Directors’ report and summary financial report.
Contents
HSEC Targets Scorecard 4 Sustainability at BHP Billiton 6 Sustainable Development
Governance 8 Healthy People 10 Safe Workplaces 12 Environmental Commitment 14 Social Responsibility
16 Socio-economic Contributions 18 Stewardship and Our Resources at Work 20 Our Operations 22 Sustainability Performance Data Summary 23 Recognition IBC Charter BC Sustainable Development Policy BC Contact Us BC
Cover
The ‘Nest’ – 2008 Beijing Olympic Stadium
At BHP Billiton, we are proud to be the Official Diversified Minerals and Medals Sponsor of the 2008 Beijing Olympic and Paralympic Games. The Olympic movement ideals, such as achievement, integrity and respect, mirror our own set of Charter values and commitment to sustainable development.
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More about BHP Billiton
www.bhpbilliton.com
· About Us · Our Businesses · Investors and Media
· Customer Centre · Sustainable Development · People and Employment
Sustainability at BHP Billiton

Message from the Chief Executive Officer

The strong commodity cycle, driven by solid growth in developing economies, influences the types of sustainability challenges we face and how we approach them.”
The continuing success and sustainability of our Company is heavily dependent on securing and maintaining our ‘licence to operate’, wherever we do business around the globe. We work actively on securing and maintaining our licence to operate through the ethical conduct of all our people, our ability to keep our people healthy and safe, our efforts to improve the quality of life of the communities in which we operate and protection of the environment.
While it is a time of unparalleled growth and prosperity of our business, it is also a time of dynamic and complex challenges. To find truly effective and sustainable solutions will require others to engage in the challenge. We cannot do it alone; it is a shared responsibility that we have with our host nations, regions and communities, our people, our business partners and our peers. This year we continued to seek opportunities to engage, ranging from one-on-one meetings and multi-stakeholder forums to cross-sectoral partnerships and industry initiatives.
The strong commodity cycle, driven by solid growth in developing economies, such as China and India, influences the types of sustainability challenges we face and how we approach them.
Strong investment has increased our industry’s demand for skilled technical and professional people. Attracting the right people to the right location at the right time continues to present challenges. But with challenges comes opportunities, and as we expand our activities into less traditional regions, we are opening up new strategies for attracting and developing talent. Our International Graduate Program is testament to this approach.
There is a growing consumer expectation that mined resources are sourced and supplied responsibly. The risk of harm caused by improper handling and use of commodities such as lead and uranium are of significant concern to many stakeholders. Our stewardship initiatives are designed to provide a framework that engages key factors in the lifecycle of our products such that responsible management is assured at all times.
Tragically and unacceptably, eight people lost their lives at our operations during the year, despite overall improvements in our injury trends. We continue to reinforce our steadfast belief that we must never take the health and safety of our people for granted and the pursuit of Zero Harm remains our overriding goal.
In 2007, we generally performed well against most of our other sustainable development measures. Our current five-year targets concluded at the close of the 2007 financial year, with good results in the total number of injuries recorded and greenhouse gas emissions. Our increase in the number of diagnosed cases of noise-induced hearing loss while disappointing, reflects our commitment to continuous improvement in monitoring techniques and our willingness to assess our performance against the most stringent standards.
New five-year public targets will commence in 2008. In particular, we will further focus our attention on eliminating fatal risks, further reducing the energy and greenhouse intensity of our business, optimising the use of water, and minimising occupational exposures.
Climate change is an area of increased focus for the Company. We recognise our shared responsibility to address the risks of climate change and are working with others to find ways of reducing greenhouse gas emissions. We have updated our policy by setting new targets to further reduce the energy and greenhouse gas intensity of our business, we are committing increased funds to finding technological solutions in partnership with others and we are working to better understand and manage our emissions, and the impact of our products, on climate change. This includes working with the Australian Government to help define a National Carbon Emissions Trading System, as well as continuing to build our trading profile in Europe.
Our commitment to spending one per cent of pre-tax profits, on a rolling three-year average, on voluntary community programs resulted in US$103.4 million going directly to benefit our communities. Through our global Employee Matched Giving Program our employees personally donated or fundraised around US$1.8 million and contributed 69,000 hours of volunteering time. The Company matched these efforts by providing around US$2.4 million to over 880 community organisations.
As a member of the International Council on Mining and Metals (ICMM), we are committed to superior business practices in sustainable development. We have committed to implement the ICMM Sustainable Development Framework and comply with policy statements of the ICMM Council. Details are given in the Full Sustainability Report, which has been prepared in accordance with the Global Reporting Initiative (GRI) 2006 Sustainability Reporting Guidelines. We believe the Report provides a balanced and reasonable representation of our economic, environmental and social performance.
I would like to thank all our employees and contractors for their commitment and efforts and for their contribution to the success of BHP Billiton. I am leaving the Company with the confidence that it is well positioned to continue its commitment to sustainable development as an integral part of its ability to prosper and succeed.
Charles Goodyear
Chief Executive Officer

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007	1

It’s our shared responsibility
Our global society and the natural environment face serious threats to future sustainability.
As society continues to demand the development opportunities provided by mineral resources and we continue to prosper in the delivery of them, we must work together to resolve the challenge of meeting increasing demand while achieving sustainable supply, environmental protection and social equity.
Climate change is a critical global challenge. Achieving a meaningful reduction in energy use and greenhouse gas emissions requires real behavioural changes from all sectors of our society, as well as accelerated technological progress.
We recognise the importance of playing our part as best we can and are encouraging those we work with to do the same. We will work with others to:
· Understand emissions from the full life cycle of our products. · Improve the management of energy and greenhouse gas emissions across our business. · Support the development of low-emission technology and internal energy excellence project, and encourage emissions abatement by our employees and our local communities. · Contribute to public policy development.
This collaborative approach to ensuring a sustainable future is evident in all our activities with all our stakeholders; employees, contractors, suppliers, customers, business partners, host communities and governments. So whether it’s providing a safe workplace; reducing the life cycle impact of our processes and products; working with communities to enhance their vitality and employment opportunities and protect their culture; or striving to ensure that the wealth generated from natural resources supports sustainable economic growth and development...
It’s our shared responsibility.
This page: EKATI Diamond Mine, Canada, has saved over 2,000,000 L of fuel (eight per cent of annual fuel consumption for power) in 2007. Opposite page: (top) Olympic Dam mining operation, South Australia, where BHP Billiton sources and refines nine per cent of the world’s mined uranium; (bottom) A digital concept of FutureGen, the world’s first coal-fuelled near-zero emissions power plant.
2
BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007

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Our Australian Olympic Dam mine supplies nine per cent of the world’s mined uranium. We are working with others to address potential exposure risks throughout the fuel cycle, water efficiency in uranium mining, and the role of nuclear energy in reducing greenhouse gas emissions. Our work with the International Atomic Energy Agency to develop uranium mining principles is one example of how we are doing this.
FutureGen is a public-private partnership to design, build, and operate the world’s first coal-fuelled, near-zero emissions power plant at an estimated net project cost of US$1.5 billion. BHP Billiton will invest US$25 million in this project as part of our broader US$300 million commitment over five years to support industry research and development, drive internal energy excellence projects, and encourage the efforts of our employees and local communities to reduce emissions.
BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007 3

HSEC Targets Scorecard

BHP Billiton’s Health, Safety, Environment and Community (HSEC) performance
The 2007 reporting year marked the end of our current five-year HSEC targets.
The table below shows our performance in the 2007 reporting period and our overall performance for the period 2002/03 to 2006/07 (Base year: 1 July 2001 to 30 June 2002 for reduction targets except where stated otherwise.)

As of 1 July 2007, the Company will introduce new five-year HSEC targets.
Overall performance against the 5-year HSEC target:
Target exceeded or ahead of schedule
Target
Zero Harm
Zero fatalities
Target achieved (=95%)
Performance
Result 2006/07
Target not achieved
Eight fatalities at our controlled activities[1]
Zero significant environmental incidents (i.e. rated 3 and above on the BHP Billiton Consequence Severity Table)
Zero significant environmental incidents
No transgressions within the Group’s activities of the principles embodied within the UN Universal Declaration of Human Rights
None identified
Legal Compliance
Zero fines and prosecutions [2]
Management Systems
All sites to undertake annual self-assessments against the BHP Billiton HSEC Management Standards[4] and have plans to achieve conformance with the Standards by 30 June 2008
Total fines and prosecutions paid US$231,700[3]
Result 2006/07
100 per cent of required self-assessments were completed at operating sites
An overall conformance of 3.9 out of 5 has been achieved, compared to our conformance target of greater than 4
All sites[5,6] to maintain ISO 14001 certification
100 per cent of sites requiring ISO 14001 are certified or have been recommended for certification by their ISO auditor
Risk Management
Risk registers to be in place and maintained at all sites[5] and within BHP Billiton businesses
Health
All sites[5] to implement a baseline survey on occupational exposure hazards and establish occupational hygiene monitoring and health surveillance programs
Risk registers are in place at 100 per cent of required sites and businesses
Result 2006/07
97 per cent of required sites have implemented baseline surveys
Annual reduction in exposures above occupational exposure limits, expressed as a percentage of people of the workforce
Potential occupational Noise Exposure, if not for the use of personal protective equipment (PPE), increased by 4 per cent from 2005/06, resulting in no change compared to the base year of 2002/03
During the year, Other Exposures, if not for the use of PPE, reduced by 1 per cent from 2005/06, and reduced by 6 per cent compared to the base year 2003/04
20 per cent reduction in incidence of occupational disease by 30 June 2007
Safety
50 per cent reduction in Classified Injury Frequency Rate (CIFR)[7] (excluding first aid treatments) at sites by 30 June 2007
During the year, the incidence of occupational illness increased by 17 per cent to date against the base year 2002/03
Result 2006/07
During the year, our CIFR reduced from 4.8 to 4.3, resulting in an overall reduction to date of 36 per cent against the baseline CIFR of 6.7

Notes

1.	Controlled activities are work related activities which BHP Billiton directly supervises and enforces HSEC standards.

2.	Fines reported may relate to incidents that occurred in previous years.

3.	Prosecutions included are those that have been determined during the year and resulted in fines. They may relate to incidents that occurred in previous years.

4.	Includes 70 sites and excludes non-operated assets, development projects, closed sites in the monitoring and maintenance phase, offices and sites being divested.

5.	Excludes exploration and development projects, sites being divested, closed sites and offices.

6.	Excludes Nickel West sites which have been given until 30 June 2008 to achieve certification to ISO 14001.

7.	A classified injury is any workplace injury that has resulted in the person not returning to their unrestricted normal duties after the day on which the injury was received.

8.	Former WMC sites data have not been included in intensity indices as they were not part of the business when the baselines were set.

4	BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007

Target
Environment
Energy and Greenhouse
All sites[5] with emissions greater than 100,000 tonnes per year of carbon dioxide equivalent to have and maintain energy conservation plans with specific targets
Performance
Result 2006/07
Energy conservation plans are in place at 95 per cent of required sites and at eight sites that were below the emissions threshold
All sites[5] with emissions greater than 100,000 tonnes per year of carbon dioxide equivalent are required to have and maintain greenhouse gas management programs
Greenhouse gas management programs are in place at 95 per cent of required sites and at nine sites that were below the emissions threshold
Aggregate Group target for reduction in greenhouse gas emissions per unit of production of 5 per cent by 30 June 2007
During the year, our greenhouse gas intensity index increased by 2 per cent, resulting in an overall reduction of 6 per cent against the base year[8,9]
Water
All sites[5] with fresh water consumption greater than 500 ML per year to have and maintain water management plans
Water management plans are in place at 100 per cent of required sites and at 25 sites that were below the usage threshold
Aggregate Group target of 10 per cent reduction in fresh water consumption per unit of production by 30 June 2007
During the year, our water intensity index increased by 3 per cent, resulting in an overall reduction of 4 per cent against the base year[8]
Waste
All sites[5] to have and maintain waste minimisation programs
Waste minimisation programs are in place at 98 per cent of required sites and at seven sites that were not required to meet this target
Aggregate Group target of 20 per cent reduction in waste (excluding recycled and mining-related materials, such as waste rock, tailings, coal reject and slag) per unit of production by 30 June 2007
During the year, our general waste intensity index increased by 21 per cent, resulting in an overall reduction to date of 3 per cent against the base year[8]
During the year, our hazardous waste intensity index decreased by 12 per cent, resulting in an overall reduction to date of 50 per cent against the base year[8]
Land management
All sites[10] to have and maintain land management plans to protect and enhance agreed beneficial uses
Land management plans are in place at 98 per cent of required sites and at 16 sites that were not required to meet this target
Product stewardship
Life cycle assessments prepared for all major BHP Billiton minerals products[11] (incorporating participation in industry programs as appropriate)
Community
All sites[10] to prepare public HSEC reports at a local level (including incidents, community complaints and relevant site-specific emissions) on an annual basis
Life cycle assessments (ISO14043 compliant) have been completed for all our major commodities
Result 2006/07
HSEC reports were prepared by 100 per cent of required sites or businesses
All sites[10] to have and maintain a community relations plan
Community relations plans are in place at 97 per cent of required sites and at 21 sites that were not required to meet this target
Aggregate contribution to community programs, including in-kind support, of a target of 1 per cent of pre-tax profits, calculated on a three-year rolling average
Expenditure totalled US$103.4 million, equivalent to 1.1 per cent of pre-tax profits on a three-year rolling average

Notes (continued)

9.	Global warming potential factors were changed to be consistent with the Second Assessment Report (IPCC(1996)) values in 2006/07 which decreased the greenhouse gas intensity by 0.6%.

10.	Excludes petroleum platforms, exploration and development projects, closed sites, offices with no significant community or land management issues, and former WMC sites, which have until 30 June 2008 to achieve compliance with the target.

11.	Excludes petroleum and diamonds.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007	5

Sustainability at BHP Billiton
For BHP Billiton, sustainable development is about ensuring our business remains viable and contributes lasting benefits to society through the consideration of social, environmental, ethical and economic aspects in all that we do.
As our Sustainable Development Policy states, ‘Our objective is to be the company of choice – creating sustainable value for shareholders, employees, contractors, suppliers, customers, business partners and host communities’. Central to this is our aspirational goal of Zero Harm to people, our host communities and the environment.
Engaging stakeholders
As the world’s largest diversified resources company, we reach out to thousands of stakeholders, and the feedback we receive helps us to manage our activities to maximise benefits and mitigate their potential impacts, in line with the stated goals of our Charter.
We engage with our stakeholders in many ways, ranging from one-on-one meetings and multi-stakeholder forums to cross-sector partnerships and industry initiatives. The majority of engagement is conducted within our businesses at a local level, where our dialogue is focused on specific issues and solutions.
We also seek feedback on our Group sustainability strategy and approach by engaging employees and contractors, investors, opinion leaders, governments, non-government organisations, academia and regulators across the full range of issues and regions in which we operate.
In 2007, we conducted a major dialogue session on the topics of free, prior and informed consent, community investment and climate change. Bi-annual meetings with our Forum on Corporate Responsibility continue to provide valuable advice and challenge our views on broad sustainable development issues. Our active participation with a number of external voluntary initiatives, including the UN Global Compact and the Global Reporting Initiative, also help to further build links with relevant stakeholders.
Last year, our stakeholders asked us to provide more information on our long-term business strategy, including greenhouse gas performance, community investment and regional spend. This Report aims to address these requests.
Our approach to sustainability reporting
Our Sustainability Report is presented in two forms: a detailed web-based Full Report and a Summary Report. The Full Report is prepared in accordance with the Global Reporting Initiative (GRI) 2006. Ernst & Young has conducted limited assurance over a selection of disclosures (performance statements and case studies) reported in the Full Report.
In preparing the Report, we start by considering both the results of our stakeholder engagement processes and any broad-based societal expectations not directly raised by our stakeholders. Our HSEC teams then review this information to determine how best to report on each issue.
To encourage transparency, consistency and clarity, we have adopted a report structure based on why we do what we do, what we are hearing, how we are working with others, what we are doing and how we have performed. We believe this approach represents a balanced and reasonable representation of our organisation’s economic, environmental and social performance. However, anyone seeking to rely on information in this Report or to draw detailed conclusions from the data should contact the Company for verification and assistance.
Report scope and data
BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries operate as one combined group known as BHP Billiton. Throughout the Sustainability Report, the terms BHP Billiton, the Company and the Group refer to the combined group unless otherwise stated.
The statistics in this Report cover sites owned and operated wholly by BHP Billiton or operated by BHP Billiton in a joint venture operation (i.e. controlled sites) during the 12-month period to 30 June 2007. Data is reported on a 100 per cent basis for facilities operated by BHP Billiton, irrespective of our equity share unless otherwise stated. Joint venture projects where we are not the operator are excluded, unless expressly stated. All monetary amounts in the Report are US dollars, unless otherwise indicated.
Performance data from the former WMC Resources Ltd (WMC) have been fully integrated into our 2007 Report, with the exception of performance measures calculated as an intensity index. This approach recognises historic differences in data collection between the two companies. Performance data excludes sites divested in the reporting period.
We also endeavour to report our influence across the life cycle of our products, including working with suppliers, processors, manufacturers and end users.
Material issues
As part of a good governance process we consider risk factors that could affect the Group. For a full disclosure of our material sustainability issues, see our Full Sustainability Report online. A major assessment of sustainability risk four years ago led us to identify five key sustainability challenges:
•	Eliminating Fatal Risks

•	Occupational and Community Health

•	Greenhouse Gas Emissions

•	Access to and Management of Resources

•	Sustainable Community Development and Closure.
In reviewing and responding to these challenges each year since then, we have taken into account internal and external factors, including:

External – Concerns raised by stakeholders; sector challenges reported by peers; competitors and key industry forums; relevant laws, regulations and international agreements; and estimable sustainability impacts, risks or opportunities identified by our people, often in partnership with independent experts recognised in their field.
Internal – Our Board Governance Document, Company Charter, Strategic Framework, Sustainable Development Policy, HSEC Management Standards and HSEC Performance Targets; the interests and expectations of our people, shareholders and suppliers; our key risk factors; and the core competencies and structure of our organisation.
Each challenge is complex, often converging with other challenges. To better inform our stakeholders of this complexity and our commitment to respond effectively, we have presented the issues underpinning each challenge.
http://bhpbilliton.com/bb/sustainableDevelopment/ourApproachToSustainability.jsp

6	BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007

Our material sustainability issues

Main Stakeholders
Issue	Affected	Key elements of BHP Billiton’s response	See pages
Access to and Management of Resources

Accessing water	Local communities, government, environmental NGOs	We are committed to reducing our consumption of fresh water, and have introduced a target of a 10 per cent improvement in the ratio of water recycled or reused to fresh water consumed by 30 June 2012.	14 & 15

Accessing land	Local communities, government, environmental NGOs	The nature of our business requires us to clear land. We also manage large tracts of land for exploration, future developments and as a buffer from neighbouring land uses. Our Closure Standard requires all sites to have rehabilitation plans, and we have a target to reduce the total land available for rehabilitation by 10 per cent by 30 June 2012.	14 & 15

Conserving biodiversity	Local communities, government, environmental NGOs	We survey flora and fauna as part of exploration and project development programs, identify biodiversity risks and implement biodiversity management and closure plans at sites operating in sensitive areas.	14 & 15

Access to skilled people	Employees, contractors, local communities, government	Our revised Human Resources Policy and Standards outline our approach to employee attraction and retention.	18 & 19

Responsible marketing and stewardship	Customers, local communities, regulators	We continue to build stewardship programs across our commodities. We also work with industry associations and the supply chain to build relationships with other stakeholders in the life cycle of our products.	20 & 21

Bribery, corruption and anti-trust	Government, regulators, customers	Our Guide to Business Conduct sets a zero tolerance on bribery and corruption and requires all employees to comply with all applicable anti-corruption laws and regulations.	8 & 9

Greenhouse Gas Emissions

Reducing our contribution to greenhouse gas emissions	Local communities, government, environmental NGOs	We are committed to helping to mitigate climate change and have set a target of a 6 per cent reduction in greenhouse gas emissions per unit of production, and a 13 per cent reduction in energy use per unit of production, both to be achieved by 30 June 2012. We are also investing US$300 million in R&D and internal energy efficiency measures over the next five years.	14 & 15

Sustainable Community Development and Closure

Protecting the human rights of our people and host communities	Employees, contractors, local communities, government	We recognise and support the UN Universal Declaration of Human Rights, the Voluntary Principles on Security and Human Rights and the UN Global Compact. All sites are required to undertake a human rights self-assessment and implement a risk-based human rights management plan by 30 June 2008.	16 & 17

Community development – empowering communities for the long term	Government, local communities	Our capacity to build strong relationships with our host communities is critical to existing operations, and our reputation for involving and supporting communities will also be important in obtaining land access for new projects. We continue to invest 1 per cent of pre-tax profits (on a three-year rolling average) in community programs.	16 & 17

Distributing economic contributions – fair and legal compensation	Government, suppliers and their workers, local communities	The socio-economic impact of extractive industries is significant, and we are working to enhance our ability to make a positive contribution to the regions and communities in which we operate. We continue to use local suppliers wherever possible.	18 & 19

Eliminating Fatal Risks

Eliminating Fatal Risks	Employees, contractors, local communities, regulators	The safety of our workforce must never be compromised. We are accelerating the implementation of our Fatal Risk Control Protocols and have also introduced a new target of a 50 per cent reduction in Total Recordable Injury Frequency Rate by 30 June 2012.	12 & 13

Occupational and Community Health

Protecting our people	Employees, contractors, local communities, regulators	Our approach to employee health recognises the need to establish a number of measures to reduce any potential for exposure to risk. We have a target of a 30 per cent reduction in the incidence of occupational disease by 30 June 2012, and we have combined our Fit for Work program with a series of Fit for Life initiatives that include injury management, employee counselling and health promotion.	10 & 11

Protecting our communities	Local communities, government	Infectious diseases in the regions in which we operate are a major threat to our business. Globally we are working with leading world health organisations to help manage the fight against HIV/AIDS and malaria. At a local level we are working to implement programs to both educate our communities and manage disease infection rates.	10 & 11

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007	7

Sustainable Development Governance

Good governance underpins our economic, environmental and social performance. Our goal is to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity, and respect for others.”

Edgar Basto, BHP Billiton Vice President Health, Safety and Environment
Why do we do it?
At BHP Billiton we believe that, to maintain our position as one of the world’s leading companies, we must commit to the highest ethical and governance standards in all our dealings. To do so is consistent with our Charter values and is fundamental to our licence to operate. Our goal is to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity, and respect for others.
Achieving our corporate objective of creating long-term value for shareholders is likely to require the pursuit of opportunities in countries where the standards of governance and conduct are less mature. We will not reduce our standards of conduct when operating in such countries.
What are we hearing?
Through our relationships with host governments, business partners and our host communities, we are aware of the accelerating shift in societal values and expectations and the corresponding demand for greater corporate accountability.
We are hearing that our stakeholders expect transparency in all of our community investment programs, particularly in countries where we do not have significant operations.
We also understand that we need to demonstrate how our governance commitments translate into action, by incorporating sustainability principles into our strategies, plans, investments and budgets and our approach to auditing and responsible closure.
How are we working with others?
Regular dialogue with host communities and governments is critical to understanding potential sustainability concerns and our ability to reflect these issues in our broader governance framework.
In China, for example, we have made a five-year commitment to sponsor senior government executives to attend annual three-month professional development programs with Peking University’s School of Government and several other prominent academic institutions. The first program held in 2006 provided training in safety and general business leading practices.
We continue to value the candid input of our Forum on Corporate Responsibility. During the year, the Forum provided valuable feedback and input to our activities in climate change, community investment and stewardship. Forum members also visited a number of our operations to further both their understanding of the sustainable development challenges we face and our approach to our aspirational goal of Zero Harm.
What are we doing?
In addition to BHP Billiton’s corporate governance practices, we have a number of documents that govern our approach to sustainable development. These include our Sustainable Development Policy, Health, Safety, Environment and Community (HSEC) Management Standards and Guide to Business Conduct. Underpinning these is our Board Governance Document, which requires us to consider all risk factors that could affect the Group; robust Charter values; and a mature organisational structure.
The Sustainability Committee of our Board continues to oversee HSEC strategy and policy, as well as other important initiatives and activities for the Group. Management continues to hold primary responsibility for HSEC performance and for driving our commitment to Zero Harm.
Our assets are benchmarked through a triennial peer review process against our HSEC Management Standards. These Standards are supported by key guidance documents and processes, which are regularly reviewed to ensure our assets operate under a leading practice governance framework.
How have we performed?
As reported in our 2006 Sustainability Report, allegations were raised in early 2006 against BHP Billiton surrounding the payment by BHP Billiton Petroleum for a shipment of wheat delivered to Iraq in 1996. The allegations were part of a broader independent inquiry into dealings between the Australian Wheat Board and the Iraqi Government. The inquiry concluded in late 2006 and made no adverse findings against BHP Billiton or our current employees. The findings of our own internal review were consistent with these conclusions, but a number of improvement actions were identified and recommended by the internal review. These were adopted by the Chief Executive Officer, Charles Goodyear.
The improvement actions were designed to ensure that we meet the highest ethical standards in all our dealings. This is consistent with our Charter values and is a fundamental plank of our licence to operate.
A comprehensive review of our governance approach was conducted to ensure the effective implementation of the improvement actions. The project was completed in June 2007. All improvement actions have been effectively implemented, save for a review of the Guide to Business Conduct, which is on schedule to be completed in June 2008.
In addition to reviewing the Guide to Business Conduct, the improvement actions included:
•	Implementing a framework for operating effectively and ethically in countries where the standards of governance and conduct are less mature.
http://bhpbilliton.com/bb/sustainableDevelopment/sustainableDevelopmentGovernance.jsp

8	BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007

•	Adopting universal criteria for community investment programs and enhancing supporting processes. In developing the criteria, feedback was obtained from the Forum on Corporate Responsibility and other external stakeholders.

•	Amending certain policies to ensure relevant business conduct and governance considerations were thoroughly incorporated.

•	Enhancing our recruitment practices and standard recruitment contracts.
In 2007, 32 sites were audited against our HSEC Management Standards, achieving an overall average conformance of 3.9 out of 5, which is on track to meet our target of full conformance (greater than 4 out of 5) with the Standards by 30 June 2008.
Adherence to these Standards continues to deliver improvements in our approach to managing sustainability risks, and in 2007 we commenced three key projects to further improve our performance:
•	Catastrophic risk – a pilot program designed to enhance our approach to managing critical safety risks.

•	Emergency preparedness – a review of site plans combined with training workshops to enhance our proactive approach to emergency management.

•	Contractor management – a program to engage our contractors in dialogue and provide greater accessibility to our safety training and management systems.
We received 90 calls to the Business Conduct Helpline in 2007. The most common issues related to human resources concerns, gifts and travel, and harassment/pornography.

External Commentary Simon Longstaff, Executive Director, St James Ethics Centre, Sydney, Australia	Corporations are increasingly challenged to demonstrate how they can create societal confidence in their conduct. Regulatory compliance alone is ethically problematic, and corporations need to make it clear to society that the sole test for their business conduct approach is not a legalistic one, rather, that they are prepared to take responsibility for their actions without the need for highly regulated direction from government.

BHP Billiton’s governance structure and approach creates clear ethical constraints on the approach to achieving business outcomes. The Board Governance Document and Company Charter expressly model at the corporation level what you would want to achieve at a societal level – that those in key leadership roles in the Company are given the accountabilities, support and means to meet the clear ethical mandate of the Board. The CEO delegation structure is an excellent demonstration of this approach in action.

Going forward, BHP Billiton should explicitly communicate the confidence building measures the Board will use to satisfy themselves that the delegations they have established are being fully respected and acted upon.

Accelerating the culture of HSEC in Chinese supply markets

Over the past year, our Global Supply function has established a Procurement Hub in Shanghai. This new Hub, led by the Emerging Markets Team, marks the first step in a broader program seeking to increase purchases from emerging markets.

The Emerging Markets Team, introduced in last year’s Sustainability Report, is working to facilitate a growing number of coordinated purchases from suppliers located in emerging markets, with an initial focus on sourcing opportunities in China. The Shanghai Procurement Hub is key to the team’s implementation strategy, which places great emphasis on ensuring that the Company’s procurement practices in China are responsible.

The Hub, though still in its pilot phase, is already helping the Company’s assets to purchase directly from Chinese suppliers. Through the work of the pilot team, the Company is influencing supplier standards in relevant supply markets in China. The team engages only those suppliers that demonstrate that they maintain suitable HSEC standards and supports those suppliers’ Further improvement through ongoing audits and management. In this fashion, our purchases in China are aligning mutual economic benefit with the encouragement of suppliers to adopt global best practice HSEC standards.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007	9

Healthy People

Employee and community health underpins our effectiveness as an organisation and improves our capacity to gain access to, and work in, areas where there are health risks. Many health issues transcend work life, so we promote a work environment that contributes to our employees being both fit for work and fit for life. The success of this approach is a shared responsibility between management and employees, contractors and their families.”

Peter Shanahan, BHP Billiton Vice President Health
Why do we do it?
We recognise that a healthy workforce and supporting community is vital for business productivity and growth. Our approach to health aims to give our current and prospective employees confidence that they are being well looked after and that their ability to perform their role is critical to BHP Billiton, and to dispel perceptions that working in the resources sector is a difficult job.
What are we hearing?
Our experience indicates that many of our people are motivated to stay in our industry for the long term, and that they need support and advice to stay fit for their roles. We understand that we need to consider the age of our workforce in our approach to medical assessments and fitness initiatives.
We are also hearing that community health issues, such as HIV/AIDS, tuberculosis and malaria threaten a growing number of communities throughout the world, and that our skills and knowledge from dealing with these diseases in certain countries may be of benefit to other regions facing these challenges.
How are we working with others?
We work with a range of global companies to investigate and develop leading practice occupational health initiatives. Current examples include our work with 3M, a diversified technology company, which is helping to design materials and personal protective equipment to reduce exposures to chemicals, and the technical review and pilot program conducted with Optalert, an Australian-based company, for new technology to detect the early signs of worker fatigue.
We are working with the International Council on Mining and Metals to develop benchmark occupational exposure limits for the mining industry, and we participate in their taskforce on malaria, tuberculosis and HIV/AIDS.
We have committed US$2 million over the next three years to the clinical trials of a new HIV therapeutic vaccine in South Africa. Our commitment has led the way in developing an international consortium for further support of the project. The trial, which is in the final stages of review by the South African Medical Research Centre, offers hope of treatment for the disease and is likely to proceed in 2008. We are also using our African experience to assist the Asia-Pacific Coalition on HIV/AIDS as they develop programs in Papua New Guinea, Laos, Thailand and Cambodia.
Malaria is a significant health issue in southern Mozambique, northern Brazil and Pakistan, where our operations are located, and in emerging markets, such as Guinea and Angola. This year, we worked with the Guinean Government to expand South Africa’s successful malaria spray-control program into their country.
What are we doing?
Our businesses are diverse and face different health issues related to such factors as their production processes and locations.
All sites are required to finalise their baseline health exposure assessments on occupational exposure hazards by airborne contaminants and noise by 30 June 2008 and on physical exposures by 30 June 2010. We are introducing a targeted 15 per cent reduction by 2012 for employee exposures over the occupational exposure limit that currently necessitates strict use of personal protective equipment to avoid adverse health effects. A key component of our reduction strategy will be a focus on specific exposure reduction initiatives for the top three exposure risks in each of our Customer Sector Groups (CSGs) annually over this period.
Our 5-year Health strategy takes a holistic approach to medical assessment. We are stepping up our focus on fatigue management as part of our Fit for Work/Fit for Life program. We aim to create a leading practice working environment, where employees can expect the offer of regular medical assessments of both their fitness for work and general health.
How have we performed?
Over the last four years, we have experienced a reduction in potential employee occupational exposures above regulatory limits for most exposures. Noise-induced hearing loss, however, remains a significant issue for the Company. We are keenly aware of the need to move from a dependence on personal protective equipment to implementing engineering processes so as to reduce these exposures.
Measurement of noise-induced hearing loss in BHP Billiton is based on the US Occupational Safety and Health Administration Standards, which are among the most stringent in the world, and is focused on detecting noise-induced hearing loss at the earliest stage. We have had a strong focus on applying these standards at all operations, resulting in 156 diagnosed cases in 2006/07, an increase of 116 from the previous year.
While Company-wide noise exposure rates have remained stable over the last five years, we are confident that we are detecting cases of noise-induced hearing loss at an early stage. This should assist in preventing further deterioration of hearing in these cases. At the same time, we are actively promoting activities designed to reduce noise exposure, with particular focus directed to noise management for maintenance workshops and the use of underground ventilation fans.
Going forward, we are targeting a further 15 per cent reduction in potential employee exposures above occupational exposure limits. Key to this approach has been the identification and targeted activity to address the top three exposure risks faced by each of our CSGs.
 http://bhpbilliton.com/bb/sustainableDevelopment/healthyPeople.jsp

10	BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007

Largely as a result of the number of new cases of noise-induced hearing loss, our incidence of occupational illness has increased, resulting in an overall increase of 17 per cent against the baseline year 2002/03. At the same, we improved our coverage of our medical surveillance program by five per cent, with 89 per cent of employees requiring medical examinations completing them during the year.
During the year, we received the Global Business Coalition on HIV/AIDS, Tuberculosis and Malaria Commendation for Business Excellence on Malaria. The commendation recognises our continued support for malaria control in southern Africa.
Our long-term efforts in HIV/AIDS education and treatment in Africa are returning encouraging results: 60 per cent of employees participate in testing, and the prevalence rate for BHP Billiton employees in southern Africa is half the average prevalence rate of South Africans aged between 15 and 49 years. We believe our efforts in communication and counselling have significantly contributed to this lower prevalence rate.
Responding to the World Health Organisation’s assessment that we are still at significant risk of a global avian flu pandemic, we are continuing our proactive approach with the development of Company Guidelines for business continuity planning and crisis management and practice drills at higher risk locations, such as Indonesia and Singapore.

External Commentary
Professor Ed Byrne
Executive Dean of Faculty of Biomedical
Sciences and Head of the Medical School
University College, London
Global mining and resource companies such as BHP Billiton face health challenges in three main domains. BHP Billiton is making an effective response in each of these areas. Firstly, BHP Billiton has a global work force with many individuals working in physically demanding environments with numerous health exposures. The Company pays a great deal of attention to ensuring that their workplaces are as safe as possible and to encouraging innovation to minimise adverse exposures. An example of this is the high quality of the projects nominated and implemented by employees through the BHP Billiton awards program covering issues such as reducing noise and dust exposure, back safety and preventative medicine.
Secondly, BHP Billiton operates in many countries and takes great care to ensure that its operations are environmentally safe from the health point of view.

Thirdly, there are major health problems in many of the countries that BHP Billiton operates in, for example, malaria and HIV infection. The Company supports a range of programs that is making a real difference in this area. This ranges from a commitment to support major initiatives, such as a worldwide campaign against malaria, to local initiatives, such as reduction in HIV prevalence at a regional level through facilitation of improved education.
BHP Billiton therefore is closely involved in contributing to maintenance of health in its workforce and to improvement of health in the communities in which it operates. It is to be commended for many initiatives in these areas.

Support for HIV therapeutic vaccine trials
BHP Billiton is leading a consortium of eight global mining companies in funding clinical trials of a new HIV therapeutic vaccine in South Africa over the next three years.
The vaccine, named VIR201, has been developed by Virax Holdings Ltd, a biotechnology company based in Melbourne, Australia. Designed to stimulate the immune system to destroy HIV-infected cells, it is administered by periodic injections.
‘This initiative is an extension of our involvement in the HIV/AIDS issue, from the implementation of quality programs for our employees and their dependants to community-based activities,’ said Dr Peter Shanahan, BHP Billiton Vice President Health. ‘It is hoped that the Virax vaccine will fill a gap in helping HIV-positive individuals to maintain good health and live productively. This is particularly so given that the cost of anti-retroviral treatment can be prohibitive for widespread use in Africa and that the existing medical infrastructure is often unable to support the comprehensive programs required to control the HIV pandemic,‘ said Dr Shanahan.
An estimated one in nine of South Africa’s population, or more than 5.5 million people, are infected with HIV. Mining has been the sector hit hardest, according to a survey by South Africa’s Bureau for Economic Research

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007	11

Safe Workplaces

The safety of all our people and communities is a key value for our organisation and is pivotal to our business success. It starts with leaders demonstrating an overriding commitment to everyone’s care and wellbeing and ends with a safety culture where every person shows a genuine desire to assist and support each other in the pursuit of Zero Harm.”
Barry Formosa, BHP Billiton Vice President Safety

Why do we do it?
Our approach to safety is driven by our care for our people, which is consistent with our Charter values. We seek to create a mindset and an environment where people believe it is possible to work injury free – regardless of who they are, where they are in the world, what role they undertake or in which business they work. We also know that good safety is the key to good business, thus enabling our ongoing improvement and success.
What are we hearing?
Growth and demand in the resources sector is immense, and there is an expectation that our safety values will continue to be the driver of our operational focus during these times.
Stakeholders, including our people, tell us that our approach to safety is right. We believe we have a balanced mix of focus on both the engineering and systems to identify and control risks, and on our people to create and embed safety values, habits and behaviours.
We do not need to introduce more systems; what we need to do is support our people – both employees and contractors – by striving to have our systems accessible, understood and adhered to. Contractors, in particular, are telling us they face specific challenges in achieving this.
We must continue our quest to eliminate fatalities and improve our ability to manage catastrophic risk, and we know we will not be truly successful until we eliminate fatalities from our operations. We also know that while everyone has a role to play, health and safety performance is directly related to leadership attention and focus.
How are we working with others?
We are working more closely with our contract partners, and we play a leading role with industry bodies, such as the International Council of Mining and Metals, the Minerals Council of Australia and the Chamber of Mines in South Africa. We also have in place strategic alliances with key equipment manufacturers.
We are in the final stages of developing an extranet for our contractors that is designed to provide easy and secure access to our controlled HSEC documents, as well as links to relevant legislative information. This is being piloted at our African sites and will be progressively rolled out to other sites. We also conducted a further three CEO contractor seminars to discuss how we can work together to drive improvement.
What are we doing?
The recently released BHP Billiton Leadership Model reinforces our belief that good safety leadership is good business leadership. The model, which will be fully integrated into our performance appraisal, development, recruitment and selection processes, is built from our behavioural safety processes, with the leadership attributes and styles based on proven safety excellence.
Our primary focus remains the elimination of fatalities, and our key mechanism for this is our Fatal Risk Control Protocols. During the year, our Fatal Risk Control Protocols self-assessment tool was updated. Aligned with our HSEC Management Standards, this tool aims to enable sites to better measure current gaps and improvement opportunities against the Protocols.
During the year, we also initiated a project to address catastrophic safety risk. This is an important complement to our overall suite of tools, as it aims to specifically address the effective management of those risks that can threaten our licence to operate.
We are also progressing the Global Light Vehicle Project in recognition that every day all of our people are exposed to the risks associated with light vehicles, whether they are working at our sites or simply driving to and from work.
We continued to encourage the reporting of near miss events, as these provide valuable free lessons in preventing fatalities and injuries. Specifically, we have stepped up our efforts to reduce the number of repeat near miss events and events where all controls are breached. We have improved our ability to analyse data to determine potential sources of future risk and are issuing monthly alerts on key sources of potential risk. We are also reviewing our Incident Cause and Analysis Methodology guidelines to improve our effectiveness in implementing corrective action.
We have positioned our Global Safety Network with both employees and contractors as the primary mechanism for sharing and expanding our collective safety knowledge and experience. By 30 June 2007, the Network had recorded more than 3000 conversations about key safety issues.
http://bhpbilliton.com/bb/sustainableDevelopment/safeWorkplaces.jsp

12	BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007

How have we performed?
We are saddened to report eight fatalities occurred during the year at our controlled operations. Each of these incidents has been thoroughly investigated, with lessons learnt shared and acted upon across the Company.
We remain determined to eliminate fatalities from our organisation; and, as a result, key performance indicators for 2008 are predominantly focused on this imperative.
While our experience continues to confirm that low injury frequency rates do not mean low fatality rates, we are pleased to report that in 2006/07, both the Total Recordable Injury Frequency Rate (TRIFR) and the Classified Injury Frequency Rate (CIFR) showed an overall improvement.
The TRIFR, which represents the total number of injuries resulting in lost time, restricted work duties or medical treatment per million work hours, decreased from 8.7 to 7.4 in the current year. The CIFR also decreased from 4.8 to 4.3.
Going forward, a new target of a 50 per cent reduction in TRIFR by 30 June 2012 has been set. Achieving this level of improvement will deliver a TRIFR of below 5 – considered to be a world-class level of performance. This, together with our other target of zero fatalities, will take us closer to our stated objectives of Zero Harm and safety excellence.
Performance against other supporting metrics was solid. The Significant Near Miss Reporting Ratio per 100 people, which is our most valuable indicator for improvement, was 2.5, reflecting our maturity in safety reporting.

Emeritus Professor Jim Galvin School of Mining Engineering University of New South Wales, Australia	BHP Billiton’s management systems, standards and Fatal Risk Control Protocols are leading practice in the resource sector. Coupled with this, their Board and senior management commitment to safety is unquestionable. However, BHP Billiton still faces challenges in embedding safety practices and changing culture throughout their operations. While some assets demonstrate excellent commitment and performance to safety, the sheer volume of employee and contractor numbers, combined with incredibly diverse locations and cultures, means that the Company needs to continue to demonstrate leadership and strengthen their efforts to achieve safe workplaces universally throughout their organisation.

Setting the standard for light vehicle safety

In 2006, light vehicles were involved in approximately seven per cent of all our safety incidents. To address this issue, we are currently finalising agreements with major vehicle manufacturers for the global supply and ongoing product support of our light vehicles. The new agreements, when implemented, will include the requirement for in-vehicle safety management systems (IVSMS) and roll over protection to be fitted to all our light vehicles across the Company. An interactive web-based vehicle and equipment selection system has been placed on our extranet for ready access anywhere in the world.

IVSMS supports safe driving by assisting the driver to monitor all aspects of the vehicle during operation. Correctly fitted rollover protection provides life saving equipment in the event of a roll over or high impact event.

‘These devices have already proved to be very successful in both preventing serious events and protecting our people from life threatening injuries when involved in incidents,’ said Barry Formosa, BHP Billiton Vice President Safety. ‘We are confident these and the other aspects of the light vehicle project will improve light vehicle safety significantly and facilitate the consistent application of the Light Vehicle Fatal Risk Control Protocol.’

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007	13

Environmental Commitment

We operate in varied locations, with diverse climatic conditions, habitats, historic land uses and proximity to waterways and aquifers. It is critical that we deliver on our firm commitment to environmental responsibility and that all our people understand environmental risks, avoid environmental incidents, maximise the efficient use of our available natural resources and, wherever possible, reduce the environmental impact of our operations.”

Charles G Taylor, BHP Billiton Vice President Environment
Why do we do it?
Our earth’s natural resources are our primary products, and we recognise that the efficient and responsible use of these resources is critical to maximising Company value and sustainability. We also recognise the impact of the resource development process on the natural environment, including the risk of pollution, impacting biodiversity and generating greenhouse gas emissions. Our commitments to minimising environmental impact, reducing greenhouse gas emissions, improving our rate of water recycling and preventing pollution underpin our licence to operate.
What are we hearing?
The world’s demand for resources continues to grow. As the world’s largest diversified resource development company, we understand we play an important role in providing the resources needed for development and, at the same time, in helping society protect the environment.
While scientists, governments, our local communities and employees continue to tell us that mitigating climate change, accessing clean water and conserving biodiversity remain their critical environmental concerns, we are also hearing that these challenges are converging. In developing our response, we must set and achieve strong individual targets, as well as work collectively with governments and non-government organisations (NGOs), and foster strong public support.
We are hearing that the challenges are both complex and diverse but that opportunities lie with being more efficient and innovative in our approach to extracting and using resources and in working with our suppliers, processors and users of our products to promote sustainability.
How are we working with others?
To better understand and mitigate the impact of our mining activities and our products on climate change, we are working in partnership with governments, academia, industry associations, NGOs and other businesses. We have committed US$300 million over five years to research and development, including the US FutureGen project, COAL21 and the CO2 Cooperative Research Centre in Australia. We are also working with the Australian Government to define a National Carbon Emissions Trading System, and we continue to build our emissions trading profile in Europe.
We are working to address the challenge of maintaining levels of water availability for our businesses in both the developed and developing world by working with host governments and communities on local water use and discharge issues.
To further our knowledge about biodiversity, we are working with Conservation International and others to enhance our understanding of local biodiversity issues. We are also working with Proteus Partners, a partnership between industry, the World Conservation Monitoring Centre and United Nations Environment Programme, to assist in the redevelopment of the World Database of Protected Areas. The ability to accurately identify protected areas and those of conservation significance assists us in managing biodiversity risk.
What are we doing?
We have a mature system to actively manage environmental impacts at all phases from exploration and development through to operation, closure and rehabilitation.
During the year, we revised our Climate Change Policy to reflect the concerns and aspirations of a range of stakeholders. In addition to increasing our financial commitment to research and development, we have committed to targets to reduce the intensity of our emissions in production, improve energy efficiency, improve our understanding of life cycle emissions and work collaboratively with others. We have engaged all our businesses in seeking to achieve improvements in energy efficiency, while recognising the value of targeting our efforts at businesses that use the most energy in production, such as our Aluminium Customer Sector Group (CSG), or create the most emissions in the use of the product, such as our Energy Coal CSG. Effectively reducing our total greenhouse emissions, however, presents an ongoing challenge as mines age and we use more energy to extract the resource.
We are also enhancing our commitment to recycling with a new target of a 10 per cent improvement in the ratio of water recycled or reused to fresh water consumed.
We are taking a proactive approach to biodiversity protection by developing a biodiversity assessment tool that will assist sites to identify biodiversity impact risks. We are also seeking opportunities to address regional biodiversity impacts outside the footprint of our assets, and in this regard we have mapped the location of our operations in relation to World Heritage (Natural) Sites and internationally recognised biodiversity hotspots.
We have reinforced our commitment to land management with the introduction of a new target to increase our rate of land rehabilitation by 10 per cent. This target embraces our approach to life-of-asset planning, recognising that rehabilitation and sustainable closure land use are essential parts of our stewardship approach.

http://bhpbilliton.com/bb/sustainableDevelopment/environmentalCommitment.jsp

14	BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007

How have we performed?
Over the last five years we have experienced improvements in environmental performance against all of our targets, including a 6 per cent reduction in greenhouse gas intensity*, 4 per cent reduction in water intensity, 3 per cent reduction in general waste intensity and 50 per cent reduction in hazardous waste intensity. While production volumes for our major products have increased significantly over the past three years, the Company’s total energy consumption has decreased, and greenhouse gas emissions have remained relatively stable.
All of our operating sites have environmental management systems certified to ISO 14001, except two sites which are expected to receive certification in August 2007.
As a result of our mining activities, we currently have 107,310 hectares of land to be rehabilitated and are managing 41,720 hectares of rehabilitated land.
We continued to support biodiversity research, with US$3.5 million expenditure in research and development. We had no significant environmental incidents and incurred four environmental fines totalling US$37,387.
Going forward, our current performance results have formed the basis for identifying areas that require enhanced focus or performance improvement, and these are reflected in our new targets for greenhouse gases, energy, water and land management.
In 2004, we established a Closure Standard that applies to all phases of our activities from exploration to final land release. At the end of June 2007, all sites reported that their closure planning activities conform to the Standard. Key aspects of the Standard include having a documented closure plan for all activities and identifying closure-related risks.
Footnote to graphs: The intensity indices do not include ex-WMC sites data as they were not part of the business when the baseline was set, but are included in all aggregate data. The intensity index has been developed as a Company-wide performance indicator on environmental parameters. The ‘index’ concept allows performance from different business groups or sites, all of which may have different operating conditions and product mixes, to be added together to form an overall indicator per unit of production. The base year for the intensity indices is BHP Billiton’s fiscal year 2001/02 and has a value of 100 for that year. Below 100 indicates better than baseline.

*	Global warming potential factors were changed to be consistent with the Second Assessment Report (IPCC(1996)) values in 2006/07 which decreased the greenhouse gas intensity by 0.6%.

External Commentary David Butcher, CEO, Greening Australia, Australia	Mining and the environment are not mutually exclusive concepts. While mining companies have taken huge and positive steps over the past 10 years, the path ahead remains an extremely difficult one. The major environmental challenges confronting leading companies include climate change, water management, closure planning, waste management, product stewardship and habitat destruction. To achieve strong outcomes, incremental change will not be enough. To be the mining leader of the future, BHP Billiton must introduce transformational change into its practices – questioning current activities – encouraging innovative thinking, new technology and thorough planning. The attributes of individuals needed to achieve transformational change must be identified, encouraged and rewarded.

Conserving a wetland site
The Punta Negra Salt Flat in Chile’s Atacama Desert is a critical feeding and nesting site for the endangered Andean flamingo. ‘Our Minera Escondida copper operation, located approximately 75 kilometres from the Punta Negra, obtains water from groundwater aquifers below the salt flat. We were concerned that over the long term water levels in the salt flats could drop, adversely affecting the flora and fauna in the area,’ said Charles Taylor, BHP Billiton Vice President Environment, ‘so prior to operations commencing, we began conducting detailed baseline studies to establish the conditions in which extraction could occur. This led to a formal biodiversity management plan being developed in 1996.
‘As part of the plan, the effect of the groundwater extraction is continuously assessed, and initiatives are implemented to maintain the balance of the salt lake’s ecosystem, which includes installing an artificial recharging system to replenish the lake and implementing an early warning system that monitors the changing levels of groundwater in the areas adjacent to the salt flat.
‘As part of our long-term commitment to biodiversity management and Salar de Punta Negra, monitoring and mitigation programs will be maintained long after groundwater extraction ceases.’

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007	15

Social Responsibility

Building relationships and partnerships is at the heart of our business. There is very little we can do on our own. Our ability to work collaboratively and transparently with business partners, governments, social and environmental organisations and individuals in host communities is critical for our long-term success.”
Melinda Buckland, BHP Billiton Manager Social Responsibility
Why do we do it?
As a resources company, our social licence to operate and grow depends on the responsible operation of all aspects of our business, including our ability to work effectively with the communities in which we operate. Responsible social performance also has the potential to create competitive advantage and reduce business costs. Community goodwill can mitigate the risk of interruptions to our business, facilitate regulatory approvals, enhance our reputation as a responsible and caring employer, and help to position us as the company of choice, even in areas where we may not have previously operated.
What are we hearing?
Companies have always been required to act in accordance with laws and regulations. Today, companies are also facing heightened public scrutiny; and, increasingly, our social and moral obligations are being shaped by stakeholders’ expectations. In addition, laws and regulations continue to change to reflect and follow societal values.
As the world’s largest resources company, we have potential exposures to human rights-related issues, and these may present us with challenges. Nevertheless, upholding peoples’ fundamental rights in our day-to-day business is paramount.
We are hearing that we need to continue our focus on ensuring transparency in all our community investment programs, particularly in countries where we do not have significant operations. We also understand our responsibility to fulfil our community commitments and obligations in these communities, even if our exploration or development projects do not become operational businesses. We must take care to invest in social programs that will contribute to long-term sustainable development and will not create dependency.
Our industry continues to face the challenge of improving evaluation and measurement of our social and community projects, and our longer-term socio-economic impacts.
Finally, employees are telling us that they enjoy being offered opportunities to participate in the Company’s social responsibility activities, and that they appreciate the Company supporting them in their own personal community contributions.
How are we working with others?
Sites are required to have community relations plans that address the social elements of our HSEC Management Standards. We operate community investment programs at four levels across the Company – local, provincial or regional, national and global –with the majority of expenditure occurring at the local and regional levels.
We typically partner with government or NGOs to deliver community programs – together we have the necessary resources, experience, skills and expertise to do so.
Our Forum on Corporate Responsibility continues to provide valuable advice and challenges senior management’s views on broad sustainable development issues. We foster knowledge sharing through our internal Global Community Network. We work closely with Indigenous peoples to best plan how to avoid or minimise impacts on cultural heritage values. We support the community efforts of employees through our global Employee Matched Giving Program.
We remain committed to upholding the UN Universal Declaration on Human Rights and the Voluntary Principles on Security and Human Rights in all our activities, and we continue to support the objectives of the UN Global Compact and the Millennium Development Goals. While these initiatives are directed to nations, we recognise that many nations will only meet their commitments with the support of the private sector.
What are we doing?
We continue to voluntarily spend one per cent of our pre-tax profits (on a thee-year rolling average) on community investment programs to ensure our host communities share in our success.
Our assets have formal processes in place to effectively engage with our host communities to understand their expectations, aspirations and perceptions of how we are performing. We have also developed a set of competencies for our community relations practitioners that will enhance our approach to recruiting and professional development in this area, and we are continuing our relationship with Oxfam to deliver community development training programs.
Continuing our prudent approach to risk management, we have developed a guidance document on conducting environmental and social impact assessments, as well as a simple, but what we believe to be effective, human rights self-assessment tool that will assist sites to identify their exposures to human rights-related issues, such as security and resettlement, and to manage the risks accordingly.
Based on the work of the International Council of Mining and Metals, we have developed and are trialling a methodology to measure the socio-economic contributions of our assets. We expect this methodology to be available for use in 2008.
Our Employee Matched Giving Program continues to support employees who make individual contributions to their communities by enabling their personal donations, volunteer time or funds raised to be matched by the Company.

http://bhpbilliton.com/bb/sustainableDevelopment/socialResponsibility.jsp

16	BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007

How have we performed?
During 2006/07, our voluntary investment in community programs totalled US$103.4 million, comprising cash, in-kind support and administration costs. This amount equates to 1.1 per cent of pre-tax profit (three-year rolling average), which meets our target of one per cent. For the period 2002/03 to 2006/07, our total investment in community programs exceeded US$330 million.
In 2006/07, BHP Billiton employees personally donated or fundraised around US$1.8 million and contributed 69,000 hours of volunteering in their own time. Some 880 not-for-profit organisations worldwide benefited from their efforts. BHP Billiton matched employee efforts by providing around US$2.4 million to these charities.
In line with our HSEC targets, all sites required to do so prepared site-based public HSEC reports, and 97 per cent of sites required to have community relations plans have them in place. Going forward, these requirements will be incorporated into our HSEC Management Standards and thus be subject to HSEC auditing requirements.
During the year, 43 of our sites received a total of 543 complaints, a decrease from 603 in 2006.
To our knowledge, there were no transgressions of the principles of the UN Universal Declaration of Human Rights. To assist sites to appraise their potential exposure to human rights issues, we have introduced a target for all sites to undertake a human rights self-assessment and implement a risk-based human rights management plan by 30 June 2008. Similarly, all sites are to have a formal community engagement plan in place by 30 June 2008.

External Commentary Dr Marcelo De Andrade, Chairman, Pró-Natura, Brazil	Extractive industry projects influence community development over very large areas, sometimes whole countries. While this influence is generally positive in that it accelerates development, it needs to be managed carefully. Not managing it correctly can cause delays in project development, extra costs, higher risk profile and damage to corporate reputation. More recently, financing for resource projects has become conditional on the capacity demonstrated by the mining company to deliver sustainable management of the impacted region.

BHP Billiton has one of the most successful, intelligent and responsible approaches within the industry in most of its projects. As a global player operating or participating in a wide range of projects, the final ‘form of delivery’ may vary significantly. This adds tremendous complexity.

Improvement could be made on better systemising the methodology of implementation and in building partnerships on global and local levels. Going forward, it is important to share best and worst practices as useful lessons, tailor and replicate what works and avoid what doesn’t work. This approach will attract better partners, help leverage other community projects, lead to better relations with host governments and provide other direct and indirect benefits of being a good local and global corporate citizen.

Up-front planning provides sustainable benefits
Before the first shovel of coal was moved, our Indonesia Coal Projects business took a comprehensive and integrated approach to developing HSEC practices and processes.

Facing a complex mix of country-specific social, legislative, administrative and environmental risks, there was a clear need to address these issues while still in the exploration and feasibility study stages.

The first step was to identify key stakeholders and develop culturally appropriate ways of consulting and engaging with them. Comprehensive socio-economic, public health and cultural impact and baseline studies were undertaken and immediately acted upon. As some of the studies required considerable lead times, community development practitioners undertook up-front ‘rapid rural appraisals’ across all key village communities.

The recommendations from this work were formally addressed at consultative meetings; and the resulting agreements, framed as Memoranda of Understanding, defined much of the Projects’ ongoing community investment program that is delivering a comprehensive range of programs.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007	17

Socio-economic Contributions

The socio-economic impact of the resources industry is significant. Nationally, regionally and locally, we share a responsibility with host governments, local suppliers, contractors and employees to ensure the wealth generated from natural resources becomes an important engine for sustainable economic growth and contributes to sustainable development and poverty reduction. Together, we aim to provide a framework for employment, production and the sharing of the economic benefits of our presence that is safe, ethical, transparent and fair.”

Ian Wood, BHP Billiton Vice President Sustainable Development and Community Relations
Why do we do it?
The socio-economic aspects of our operations relate to how we manage our people and generate economic value for our customers, shareholders, employees and the communities in which we operate. These stakeholders are impacted by, among other things, our capital investments, purchases of goods and services, taxes, salaries and shareholder returns.
The resources industry is experiencing skills shortages that will extend well into the future. While BHP Billiton is an employer of choice in the resources industry, we too are facing challenges in attracting some skills in the numbers and locations we require to support our growth. By leveraging our brand and our employee value proposition, we aim to ensure we have available the skills that will match our aspirations.
What are we hearing?
The socio-economic impact of extractive industries can be significant; and, in recent years, there has been increasing scrutiny of the broad sustainable development and socio-economic implications of the mining, minerals and petroleum sectors.
We are hearing support for the Extractive Industries Transparency Initiative (EITI), and we continue to work with our host governments as they develop their approach to its implementation.
We also know that, to remain in our industry long term, our people want roles that offer development, safe working conditions, equal opportunity and recognition for their efforts.
From the market and our shareholders, we are hearing support for our increased production activities to meet the current boom in demand, but also that we must continue to demonstrate sound financial management performance in anticipation of traditional commodity price cycle fluctuations.
How are we working with others?
With contractors representing around 60 per cent of our workforce, we held conferences in each of our major operating areas to seek their views on improving our approach to contractor management. A key outcome was a new project aimed at improving contractor access to our safety training and management systems.
This year, we expanded our activities in support of the International Council on Mining and Metal’s Resource Endowment Initiative. The Initiative aims to enhance industry’s socio-economic contribution to the countries and communities where companies like BHP Billiton operate, by better understanding the factors that either inhibit or promote social and economic development linked to large-scale mining projects.
Building on the two South American case studies in our 2006 Sustainability Report, we are finalising the development of a toolkit for our businesses to measure their socio-economic impacts. The toolkit has been piloted, with the intention of it being available for use in 2008.
We continue to work with a vast array of suppliers throughout the world. We have established a Procurement Hub in China to facilitate a growing number of purchases from suppliers located in emerging markets, with an initial focus on Chinese sourcing opportunities. We continue to work with South African International Business Linkages (SAIBL) to identify suppliers to enrol in our supplier development programs.
What are we doing?
Our new Human Resources Strategy aims to connect our Charter values, culture and business objectives to the way we manage our people. We are working to identify, recruit, train, develop and retain a talented, diverse, mobile and motivated workforce. We are also recruiting from countries in which we expect our future development to occur, collaborating with educational institutions on training programs, and ensuring the industry is attractive to new generations.
All operations have tailored learnership (or apprenticeship) programs that provide technical and personal training for tradespeople and technical university students. Equally important is the ongoing development of our internal talent pipelines to ensure we have people who are ready to meet future challenges and opportunities.
We continue to support local suppliers at our mining assets, including the application of our Black Economic Empowerment Policy in southern Africa designed to meet legislated procurement targets. In China, our supplier selection program, while still in its infancy, is influencing supplier standards by engaging only those suppliers that demonstrate they are committed to and maintain suitable HSEC standards.
How have we performed?
In FY2007, we generated revenue together with our share of jointly controlled entities’ revenue of US$47.5 billion, underlying earnings before interest and tax (underlying EBIT) of US$20.1 billion, attributable profit excluding exceptional items of US$13.7 billion, and net operating cash flows of US$15.6 billion. As at 30 June 2007, our market capitalisation was US$165 billion. Our total payments to governments were US$6.1 billion, with the majority paid to governments in Australia and South America.
During the reporting period, together with jointly controlled entities we employed approximately 39,000 permanent staff and 59,000 contractors. All employees earned greater than the stipulated minimum wage in the countries where they worked.

http://bhpbilliton.com/bb/sustainableDevelopment/socioeconomic.jsp
http://bhpbilliton.com/bb/sustainableDevelopment/ourPeople.jsp

18	BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007

Our commitment to diversity was recognised in our new Human Resources Strategy. In 2006/07, eight per cent of Company management positions were held by women.
We have met our target for management level representation by ‘designated groups’ at our South African assets. Our targeted indigenous employment programs in the Pilbara region of Australia (Iron Ore) and the Northwest Territories in Canada (EKATI) continue to deliver encouraging indigenous employment rates.
In line with our commitment to the UN Universal Declaration of Human Rights and support for the UN Global Compact, we recognise the right of our employees to freely associate and join trade unions. Across our locations we have a mix of collective and individually regulated employment arrangements and Common Law contracts. In 2007, around 49 per cent of our workforce was covered by collective agreements. We do not employ forced or child labour.
Total supply spend during the reporting period was US$17 billion, with 30 per cent spent with local suppliers.

Private ownership coupled with public benefit is the principle underlying the issuing of a ‘licence to operate’, especially in the extractive industry sector.

In Africa, for many years ordinary people have not experienced the ‘public benefit’. Instead they have seen private ownership coupled with private benefit to the political elite. Historically, multinational corporations have inadvertently denied themselves the richness of differences in perspective and depth of knowledge by refusing to embrace diversity.
External Commentary Mokhethi Moshoeshoe, President, CIVA Innovation Management (Pty) Limited, South Africa

Multinational corporations such as BHP Billiton can improve the effectiveness of their governing board’s role as leaders and moral guardians by including recruits from less represented ethical cultures and traditions. Including African women on the governing board of multinational corporations is critical, as they are on the sharp edge of the knife of poverty. Deepening poverty is no longer the issue of the ‘have’ and the ‘have-nots’, as it used to be called. It is a universal indictment of the dignity of humanity.

As BHP Billiton moves further into Africa, it can anticipate a set of new challenges. Democratisation and strengthening of democratic institutions in Africa are critical for the future of corporations operating in Africa. Corporations will have to put their money where their mouths are – strong civil society organisations are an indispensable element of a strong democracy.

Building sustainable indigenous economic development in the Pilbara

Our Iron Ore group in Western Australia has implemented an Indigenous Contracting Strategy to increase the number of economic development opportunities available to indigenous people in the Pilbara region.

In addition to our existing objective of 12 per cent indigenous employment in the Iron Ore business by 2010, the aim is to enter into nine contracts with indigenous contracting businesses by 1 July 2007 and we are currently on track to meet this with six contracts in place and negotiations under way for at least three others.

Evidence of the positive outcomes that may be achieved through this strategy can be seen in the comments of Daniel Tucker of Carey Biyulu (drill pad preparation contract), who says: ‘From my experience in operating our business for over 13 years, the Indigenous Contracting Guidelines are one of the best mechanisms around that aim to develop and deliver indigenous business outcomes. The process is commercial, the BHP Billiton people are committed, and opportunities are being identified and explored.’
An Indigenous Contracting Steering Committee operates the project so as to ensure transparency, consistency and the continued application of sound commercial practices.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007	19

Stewardship

Our products must not cause harm to people and the environment when being produced, consumed, recycled or disposed of – that’s a responsibility we share with all those involved in our products’ life cycle. While we aim to control the impact of our mining processes, we recognise that, to complete the stewardship picture, we must work with others in the life cycle of our products to find cooperative ways to minimise harm and maximise the efficient use of limited natural resources.”

Mick Roche, BHP Billiton Manager Product Stewardship
Why do we do it?
While the commodities we provide are fundamental to everyday life, we know that we must provide our products responsibly. At the same time, we are also concerned that other aspects of our products’ life cycle that we don’t control, such as transport, processing, manufacturing, use and disposal, are all undertaken safely and responsibly.
By bringing together all the stakeholders in the life cycle of our products, we can determine everyone’s concerns and responsibilities and find cooperative ways to address them so that our products do not cause harm at any point in their life cycle. Such an approach also has strong business merit, providing opportunities for business differentiation and for recycling and reuse.
What are we hearing?
We are hearing of strong expectations that we play an active role in ensuring products are sourced responsibly, and supplied only to those who can continue an active stewardship role throughout the product’s life cycle. We also understand that this must not be compromised as we strive to meet the continuing strong demand for our products.
We understand that the risk of harm caused by improper handling and use of our products, such as lead and uranium, is a significant concern to our stakeholders. We also acknowledge expectations around ensuring fair labour conditions and remuneration in the sourcing of materials for our operations, particularly when dealing with those with a history of poor practices.
How are we working with others?
We work with other companies in the mining, processing, transport, manufacturing, retailing and recycling sectors, as well as consumer groups, government and non-government organisations. Such an approach creates valuable opportunities to share information and foster awareness about the issues faced by different sectors throughout the life cycle.
We are actively involved in several industry initiatives, including the Initiative for Responsible Mining Assurance, where we are working with other mining companies, industry and commodity associations and retailers to develop a series of standards and verification systems to ensure compliance by the mining sector with environmental, human rights and social standards.
We contributed to the writing of a stewardship booklet, produced by the Australian Government (Department of Industry, Tourism and Resources) as part of the series of booklets for the Leading Practice Sustainable Development Program for the Mining Industry. We have also spent time in introducing the stewardship concepts to China and were pleased that our participation in the Asia Pacific Economic Cooperation (APEC) Meeting of Ministers Responsible for Mining in early 2007 was acknowledged as contributing to the subsequent strong endorsement of the principle of product stewardship in their concluding Ministerial statement: ‘In partnership with all life cycle participants, ensure that materials and products made from minerals and metals are produced, consumed, recycled or disposed of in a responsible manner.’
What are we doing?
Our focus since initiating our formal stewardship programs in 2004 has been on building relationships with other stakeholders in the life cycle of our products.
We take a proactive approach to resource and materials efficiency. We support research and development, and we implement leading practice techniques to map ore bodies and extend the life of our mines to ensure that all economically available resources are extracted. We are also continuing to expand our use of biotechnology to extract minerals from low-grade ores.
How have we performed?
The GreenLead™ program, which was initiated by our Cannington operation, has been adopted by several stakeholders in the lead industry, and a self-assessment tool is being trialled in a number of countries and sectors in cooperation with United Nations Environment Programme battery-related programs.
Our customers represent the next sector in the life cycle of our commodities; and, via a series of workshops with our marketing personnel, we have developed a clearer understanding of how we can work collaboratively with them to reduce the impact of minerals production on the community and the environment.
We are supporting our operations to build their knowledge on the European Chemicals Policy (REACH) and the Global Harmonisation System (the proposed standardisation of labelling and material safety data sheets), and we continue to take a leading stewardship role in a number of commodity associations. As foundation members for the Council for Responsible Jewellery Practices, we have been active in the development of global standards for Council members, and we have proposed the establishment of an industry-based steel stewardship program that would extend the stewardship work currently under way with the supply chain at our coal, iron ore and manganese operations.
We chair the World Nuclear Association’s Uranium Stewardship Working Group and the Australian Uranium Association’s Uranium Stewardship Working Group. All countries to which our uranium product has been sold have been approved and monitored under bilateral agreements with the Australian Government, and are signatories to the international Nuclear Non-Proliferation Treaty. All transport of our uranium product in 2007 was conducted safely.

http://bhpbilliton.com/bb/sustainableDevelopment/stewardship.jsp

20	BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007

External Commentary Matthew A. Runci Chairman of the Board, Council for Responsible Jewellery Practices President and CEO, Jewelers of America New York, USA	BHP Billiton is contributing significantly to the leading product stewardship initiatives of the gold and diamond jewellery supply chain. As an early adopter to the Council for Responsible Jewellery Practices and their key role in facilitating the Initiative for Responsible Mining Assurance (IRMA), their efforts have, for the first time, brought together key stakeholders from every sector of the supply chain from mine to retail. These companion efforts have very quickly become the defining sustainability initiatives for businesses throughout this supply chain.
Committed to improving uranium stewardship

BHP Billiton supplies some nine per cent of the world’s mined uranium and is committed to responsible uranium stewardship.

‘Increasing global demand and growing recognition of the potential greenhouse benefits of nuclear power is fuelling expansion in the global uranium market,’ said Mick Roche, BHP Billiton Manager Product Stewardship. ‘At the same time, we recognise the concerns of our stakeholders and are committed to working extensively with others in the uranium life cycle across the globe.’ In addition to chairing the World Nuclear Association’s Uranium Stewardship Working Group, we work with national governments and intergovernmental organisations; for example, the International Atomic Energy Agency, in developing a series of principles for uranium mining designed to assist those countries that do not have existing mining codes, and the Asia Pacific Economic Cooperation (APEC) in promoting stewardship and life cycle partnerships program. The APEC economies represent more than half the world’s production and consumption of uranium.

In Australia, we are board members of the Australian Uranium Association and chair that Association’s Uranium Stewardship Working Group.
Our Resources at Work

Customer Sector	Customer Sector	Customer Sector	Customer Sector	Customer Sector
Energy	Construction	Industry	Household Appliances	Personal Use
• Petroleum
Oil and Natural Gas Fuel, heating, electricity generation	Oil and Natural Gas Carpets, paints, plastics	Oil and Natural Gas Electricity generation, transport, furnace fuel	Oil and Natural Gas Plastic components, packaging	Oil and Natural Gas Electricity, fuel for vehicles, fuel for cooking and heating, clothing fabric, plastic toys, pens

• Aluminium
Aluminium High-tension power lines, wires and cables	Aluminium Door and window frames, wall cladding, roofing, awnings	Aluminium Propellers, body sheet (for ships, aeroplanes, vehicles), gearboxes, motor parts, wires, cables, packaging	Aluminium Components for TV sets, radios, refrigerators and airconditioners	Aluminium Beverage cans, bottle tops, foil wrap, foil semi-rigid containers, kettles and saucepans, cutlery, tennis racquets, softball bats, indoor and outdoor furniture, bicycles, vehicles

• Base Metals
Copper Wire and cables, electrical wiring in buildings, electrical generators and motors
Lead Lead-acid storage batteries (car batteries), remote area power storage
Uranium* Electricity generation
Zinc Zinc carbon batteries
Copper Electrical wiring, plumbing pipes and tanks, roofing, light fixtures, treated timbers
Gold Gold leaf for decoration
Lead Roofing, plumbing, soundproofing, stained glass windows
Silver Solder
Zinc Roofing, fences, doors, handles, paints, plumbing, nuts and bolts	Copper Wires and cables, electrical wiring in buildings and vehicles, robotics, airconditioning and refrigeration units, scientific instruments Gold Electronics for computers, industrial equipment, aerospace technology, tinted-glass windows
Lead Lead foil, radiation shields, toxic waste storage containers, dyes, solder
Silver Photographic paper and film, medicines, super conductors
Uranium* Electricity generation
Zinc Galvanising and corrosion protection, car bodies, carburettors, tyres	Copper Electrical appliances, telephone cables, microwave equipment, radio and TV sets
Gold Electronic technology
Lead Electronic and electrical appliances such as radios and TV sets (soldered connections)
Zinc Door handles and other household components, brass fittings	Copper Ornaments, telephones, cooking utensils, home heating systems, decorative applications, coins
Gold Jewellery, watches, currency, dentistry, decoration for dinnerware and ornaments
Lead Computers, leadlight windows, glass in TV and computer screens for radiation protection Silver Jewellery, watches, dinnerware and ornaments, mirrors, cutlery, currency, medallions
Uranium* Electricity
Zinc Medications, zinc cream, TV sets, computer parts, toys

• Diamonds and Specialty Products
	Diamonds Diamond grit and powder impregnated rock drilling bits, masonry drilling, machine tool tips and cutting discs Titanium Pigment for paints, fabric, plastics, paper	Diamonds Polishing compounds for fine optical surfaces, jewel bearings, wire drawing dies Titanium Titanium metal for aerospace equipment, engines, abrasives, ceramics, robotics	Diamonds Knife ‘sharpeners’ Titanium Paper products, computer and TV screens	Diamonds Jewellery Titanium Cosmetics and sunscreens, fabric, clothing, jewellery, heart pacemakers, hip replacements, food colouring

• Stainless Steel Materials
Nickel Electricity generation turbines, batteries Cobalt Rechargeable lithium batteries for mobile telephones and laptop computers, jet engine turbines	Nickel Street furniture, building cladding, stainless steel Cobalt Tyre adhesives, magnets, carbide cutting tools	Nickel Computer hard disks, surgical implements and implants, jet engines, food and beverage equipment, pharmaceutical equipment, vehicles, metal hardening Cobalt Paints, enamels, glazes	Nickel Colour TV tubes, kitchen sinks, white goods Cobalt Videotape coatings, heating elements on electric stoves	Nickel Kitchen utensils, coins, mobile telephones, bathroom and kitchen fittings and fixtures

• Iron Ore
	Iron Ore Steelmaking, buildings, bridges, tools, cranes	Iron Ore Steelmaking, transport equipment, motor vehicles, farm machinery	Iron Ore Refrigerators, washing machines, ovens	Iron Ore Food cans, vehicles, tools, cutlery, jewellery, watches

• Manganese
Manganese Dry cell batteries		Manganese Steel alloys		Manganese Glass, ceramics, dry cell batteries

• Metallurgical Coal
Coking Coal Steelmaking

• Energy Coal
Thermal Coal Electricity generation, heating		Thermal Coal Electricity generation, heating, cement		Thermal Coal Electricity, fuel for cooking and heating

*	Safeguards are in place to ensure that uranium produced by our Olympic Dam operation is used only for power generation in countries that have bilateral safeguard agreements with the Australian Government.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007	21

Offices
Petroleum
Aluminium
Base Metals
Diamonds and Specialty Products
Stainless Steel Materials
Iron Ore
Manganese
Metallurgical Coal
Energy Coal

BHP Billiton locations

Offices

Ref	Country	Location
1	Angola	Luarimo ▲
2	Angola	Luanda ▲
3	Australia	Adelaide ♦ ●
4	Australia	Brisbane ●
5	Australia	Melbourne ♦ ● ▲ (Global Headquarters)
6	Australia	Newcastle ● ■
7	Australia	Perth ♦ ● ▲ ■
8	Belgium	Antwerp ●
9	Brazil	Rio de Janeiro ● ▲
10	Burundi	Bujumbura ▲
11	Cambodia	Phnom Penh ▲
12	Canada	Vancouver ▲
13	Chile	Santiago ♦ ● ▲
14	China	Beijing ● ▲
15	China	Lanzhou ▲
16	China	Shanghai ●
17	DRC	Kinshasa & Lubumbashi ▲
18	Guinea	Conakry ▲
19	India	New Delhi ●
20	Indonesia	Jakarta ●
21	Japan	Tokyo ●
22	Kazakhstan	Almaty ▲
23	Korea	Seoul ●
24	Liberia	Monrovia ▲
25	Mongolia	Ulaanbaatar ▲
26	Netherlands	The Hague ●
27	Philippines	Manila ●
28	Russia	Moscow ▲
29	Singapore	Singapore ● ▲
30	South Africa	Johannesburg ♦ ● ▲ ■
31	South Africa	Richards Bay ●
32	Switzerland	Baar ●
33	UK	London ♦
34	UK	Sheffield ●
35	US	Houston ♦ ●
36	US	Pittsburgh ●

♦ Corporate Centres
● Marketing Offices
▲ Minerals Exploration Offices
■ Technology Centres

Petroleum

Ref	Country	Site/Asset	Description	Ownership
37	Algeria	Ohanet	Joint operator with Sonatrach of wet gas development	45%
38	Algeria	ROD Integrated Development	Onshore oil development, comprising development and production of six oil fields	34–45%
39	Australia	Bass Strait	The Bass Strait operations produce oil, condensate, LPG, natural gas and ethane	50%
40	Australia	Minerva	Operator of Minerva gas field development in the Otway Basin	90%
41	Australia	North West Shelf	One of Australia's largest resource projects, producing liquids, LNG and domestic gas	8.33–16.67%
42	Australia	Offshore Western Australia	Operator of Griffin oil and gas development offshore WA, and operator of Pyrenees and Stybarrow, both currently under development	45–71.43%
43	Pakistan	Zamzama	Operator of onshore gas development	38.5%
44	Trinidad and Tobago	Angostura	Operator of oil field	45%
45	UK	Bruce/Keith	Oil and gas production in the UK North Sea	16–31.83%
46	UK	Liverpool Bay	Operator of oil and gas development in the Irish Sea	46.1%
47	US	Gulf of Mexico	Interests in several producing assets, the Atlantis, Neptune and Mad Dog/Shenzi/Genghis Khan developments, and a significant exploration acreage position	4.95–100%
–	Various	Exploration	Exploration interests in Algeria, Australia, Maritime Canada, Colombia, Malaysia, Namibia, Pakistan, South Africa, Trinidad and Tobago, UK, US	–

Aluminium

Ref	Country	Site/Asset	Description	Ownership
48	Australia	Worsley	Integrated alumina refinery/bauxite mine	86%
49	Brazil	Alumar	Alumina refinery and aluminium smelter	36–40%
50	Brazil	MRN	Bauxite mine	14.8%
51	Guinea	Guinea Alumina Project	Integrated alumina refinery/bauxite mine (currently in definition stage)	33.3%
52	Mozambique	Mozal	Aluminium smelter	47.1%
53	South Africa	Hillside/Bayside	Two aluminium smelters	100%
54	Suriname	Paranam	Alumina refinery and bauxite mines	45%

Base Metals

Ref	Country	Site/Asset	Description	Ownership
55	Australia	Cannington	Silver, lead and zinc mine in northwest Queensland	100%
56	Australia	Olympic Dam	Large underground copper/uranium mine in South Australia	100%
57	Chile	Cerro Colorado	Open-cut mine producing copper cathode	100%
58	Chile	Escondida	One of the world's largest copper mines, located in northern Chile	57.5%
59	Chile	Spence	Open-cut mine producing copper cathode	100%
60	Peru	Antamina	Large copper-zinc mine	33.75%
61	US	Pinto Valley	Copper mine	100%

Diamonds and Specialty Products

Ref	Country	Site/Asset	Description	Ownership
62	Canada	EKATI	Diamond mine in Yellowknife, Northwest Territories	80%
63	South Africa	Richards Bay Minerals	Integrated titanium smelter/mineral sands mine	50%

Stainless Steel Materials

Ref	Country	Site/Asset	Description	Ownership
64	Australia	Nickel West	Nickel assets including Mt Keith and Leinster operations, Kalgoorlie nickel smelter and concentrator and Kwinana nickel refinery and Ravensthorpe nickel mine and processing facility (currently in development)	100%
65	Australia	Yabulu Refinery	The Yabulu refinery is one of the world's major laterite nickel-cobalt processing plants	100%
66	Colombia	Cerro Matoso	Integrated ferronickel mining and smelting complex in northern Colombia	99.8%

Iron Ore

Ref	Country	Site/Asset	Description	Ownership
67	Australia	Western Australia Iron Ore	Integrated mine, rail and port operations in the Pilbara	85–100%
68	Brazil	Samarco	Low-cost iron-ore pellet producer. Integrated mine, pipeline and port operations	50%

Manganese

Ref	Country	Site/Asset	Description	Ownership
69	Australia	GEMCO	Producer of manganese ore	60%
70	Australia	TEMCO	Producer of manganese alloys	60%
71	South Africa	Samancor Manganese	Integrated producer of manganese ore (Hotazel Manganese Mines), alloy (Metalloys) and manganese metal (Manganese Metal Company)	60%

Metallurgical Coal

Ref	Country	Site/Asset	Description	Ownership
72	Australia	Illawarra Coal	Three underground coal mines	100%
73	Australia	Queensland Coal	World's largest supplier of high-quality metallurgical coal for steel production	50–80%

Energy Coal

Ref	Country	Site/Asset	Description	Ownership
74	Australia	Hunter Valley Energy Coal	Mt Arthur Coal	100%
75	Australia	Illawarra Coal	Marketing agent for energy coal output	–
76	Australia	Queensland Coal	Marketing agent for energy coal output	–
77	Colombia	Cerrejon	Largest coal producer in Colombia	33.3%
78	South Africa	Energy Coal South Africa	Five energy coal mines	100%
79	US	New Mexico Coal	Mine-mouth operations	100%

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007	22

Sustainability Performance Data Summary

Healthy People	For a detailed discussion of the aims and performance of this area in the 2006/07 financial year, please see pages 10 and 11

		2001/02	2002/03	2003/04	2004/05	2005/06	2006/07
Number of new cases of occupational illnesses		NA	226	197	152	124	264

Employees in potential exposures greater than the:
Occupational exposure limit	%	–	–	23	28	18	17
Noise exposure limit	%	–	51	55	53	47	51

Safe Workplaces	For a detailed discussion of the aims and performance of this area in the 2006/07 financial year, please see pages 12 and 13.

		2001/02	2002/03	2003/04	2004/05	2005/06	2006/07
Number of Fatalities at Our Controlled Operations		13	3	17	3	3	8

Classified Injury Frequency Rate		6.7	5.4	5	3.9	4.8	4.3

Total Recordable Injury Frequency Rate	%	NA	NA	NA	NA	8.7	7.4

Near Miss Incident Reporting		NA	144	253	618	1,840	2,328

Environmental Commitment[1,2]	For a detailed discussion of the aims, performance of this area in the 2006/07 financial year and intensity-based data, please see pages 14 and 15.

		2001/02	2002/03	2003/04	2004/05	2005/06	2006/07
Land Use
Land newly disturbed	hectares	4,500	3,540	5,620	4,940	4,930	6,220
Land rehabilitated	hectares	2,230	1,790	2,060	1,850	2,410	4,020
Land to be rehabilitated[3]	hectares	NA	NA	156,040	127,970	121,200	107,310

Resource Consumption
High-quality water consumption	megalitres	120,800	132,630	153,000	153,200	160,230	161,670
Low-quality water consumption	megalitres	NA	NA	NA	NA	33,800	25,600
Energy used	petajoules	265	294	328	311	306	303

Emissions (’000)
Greenhouse gases	tonnes
	(C02-equivalent)	46,920	47,280	51,140	52,270	51,820	52,000
Oxides of sulphur	tonnes	41,080	42,280	48,240	50,540	93,390	76,820
Oxides of nitrogen	tonnes	44,240	49,640	54,600	57,120	165,100	63,690
Fluoride	tonnes	1,680	910	900	950	1,360	1,090

Waste [4]
General waste disposed to landfill	tonnes	99,300	115,280	124,990	154,820	158,970	132,820
Hazardous waste disposed to landfill	tonnes	56,800	79,940	59,100	68,100	43,850	55,330

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007	23

Sustainability Performance Data Summary continued

Social Responsibility	For a detailed discussion of the aims and performance of this area in the 2006/07 financial year, please see pages 16 and 17.

	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07
Community Contributions (US$ million)	40.3	41.9	46.5	57.4	81.3	103.4
Percentage of Company pre-tax profit [5] (%)	1.4	1.4	1.3	1.59	1.45	1.12

Community Complaints	NA	352	511	509	603	543

Employees and Contractors Participating in Human Rights Training	NA	NA	NA	12,679	15,570	20,886

Sites with Formal Stakeholder Consultation in Place	NA	NA	77	78	81	80

Socio-economic Contributions	For a detailed discussion of the aims and performance of this area in the 2006/07 financial year, please see pages 18 and 19.

		2001/02	2002/03	2003/04	2004/05	2005/06	2006/07
Total Number of Full-time Employees		51,000	34,800	35,070	36,468	37,762	39,000

Full-time Female Employees	%	9	8	9	12	13	14

Percentage Spend with Local Suppliers	%	NA	NA	28	27	28	30

Total Value Add [6]	US$ million	NA	12,466	14,085	15,927	10,931	15,679
Financial

		2001/02(8)	2002/03(8)	2003/04(8)	2004/05(8)	2005/06(8)	2006/07(8)
Revenue together with share of jointly controlled entities’ revenue	US$ million	17,778	17,506	24,943	31,150	39,099	47,473

Underlying Earnings Before Interest and Tax [7,8]	US$ million	3,102	3,481	5,488	9,921	15,277	20,067

1.	Figures in italics indicate that this figure has been adjusted since it was previously reported.

2.	Figures restated to facilitate year-to-year comparison of performance without BHP Steel, which was demerged in July 2002.

3.	Assumes immediate closure of all operations.

4.	Excludes recycled materials and mining related materials, such as waste rock, tailings, coal reject and slag. Hazardous waste includes waste oil.

5.	% pre-tax profits calculated on a 3-year rolling average.

6.	The definition of value add is provided by the 2006 Global Reporting Initiative Guidelines. See Socio-economic ▶ Our Performance ▶ Economic Contributions.

7.	Underlying Earnings Before Interest and Tax is earnings before net finance costs and taxation, and jointly controlled entities’ net finance costs and taxation and any exceptional items.

8.	Information for the years 2004/05 to 2006/07 is stated under IFRS. Information for the years 2001/02 to 2003/04 is prepared in accordance with the UKGAAP and has not been restated.

24	BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2007

What others say about BHP Billiton
ACCA Australia & New Zealand
Award for Sustainability Reporting 2006;
Commendation for Best Practice by an ASX
Listed Company
Global Business Coalition on AIDS, Tuberculosis and
Malaria Awards for Business Excellence
Commendation, Business Excellence on Malaria Category
Business in the Community Awards (UK)
Awarded a ‘Big Tick’ in the Social Impact
Category and shortlisted for Company of the
Year
Sustainability Reporters Benchmark Program
Partnership between the Australian Public Agency
Sustainability Reporting, EPA Victoria (Australia) &
URS. Ranked No. 1 in the last two assessments
Sustainability Ratings
Dow Jones Sustainability Indexes
A member of the global index since 2002
FTSE4Good Index Series
Included in the international ethical index FTSE4Good since 2003
The Australian SAM Sustainability Index
Mining sector leader, third year in a row
JSE SRI Index
Included in the South African sustainability index since 2004
Business in the Community
Platinum-band Company & 2006 Joint Sector Leader
Corporate Responsibility Index
Materials Sector Leader for the
last three years (Joint sector
leader in 2006)
GRI Application Level
Our 2007 Sustainability Report has been written in
accordance with the Global Reporting Initiative
(GRI) 2006 Sustainability Reporting Guidelines.
The Report has been checked by GRI and meets the
requirements for the A+ GRI Application Level. We
believe it represents a balanced and reasonable
presentation of our organisation’s economic,
environmental and social performance.
We support
We support a range of voluntary
initiatives, including: International
Council on Mining and Metals United
Nations Global Compact
Global Reporting Initiative (we are an
Organisational Stakeholder) World Business
Council for Sustainable Development Carbon
Disclosure Project
By buying products with the FSC label you are
supporting the growth of responsible forest
management worldwide.
Printed on PhoenixMotion Xenon, an FSC Certified Mixed Source Paper.

BHP BILLITON CHARTER

WE ARE BHP BILLITON, A LEADING GLOBAL RESOURCES COMPANY.

Our purpose is to create long-term value through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions.

To prosper and achieve real growth, we must:

- actively manage and build our portfolio of high-quality assets and services,
- continue the drive towards a high-performance organisation in which every individual accepts responsibility and is rewarded for results,
- earn the trust of employees, customers, suppliers, communities and shareholders by being forthright in our communications and consistently delivering on commitments.

We value:

- **Safety and the Environment** – An overriding commitment to health, safety, environmental responsibility and sustainable development.
- **Integrity** – Including doing what we say we will do.
- **High Performance** – The excitement and fulfilment of achieving superior business results and stretching our capabilities.
- **Win-Win Relationships** – Having relationships which focus on the creation of value for all parties.
- **The Courage to Lead Change** – Accepting the responsibility to inspire and deliver positive change in the face of adversity.
- **Respect for Each Other** – The embracing of diversity, enriched by openness, sharing, trust, teamwork and involvement.

We are successful in creating value when:

- our shareholders are realising a superior return on their investment
- our customers and suppliers are benefiting from our business relationships
- the communities in which we operate value our citizenship
- every employee starts each day with a sense of purpose and ends each day with a sense of accomplishment.

Chip Goodyear
Chief Executive Officer
October 2004

bhpbilliton

OUR APPROACH TO HEALTH, SAFETY, ENVIRONMENT AND THE COMMUNITY

BHP BILLITON'S SUSTAINABLE DEVELOPMENT POLICY

We aspire to Zero Harm to people, our host communities and the environment and strive to achieve leading industry practice. Sound principles to govern safety, business conduct, social, environmental and economic activities are integral to the way we do business.

Wherever we operate we will develop, implement and maintain management systems for sustainable development that drive continual improvement and ensure we:

- do not compromise our safety values, and seek ways to promote and improve the health of our workforce and the community
- identify, assess and manage risks to employees, contractors, the environment and our host communities
- uphold ethical business practices and meet or, where less stringent than our standards, exceed applicable legal and other requirements
- understand, promote and uphold fundamental human rights within our sphere of influence, respecting the traditional rights of Indigenous peoples and valuing cultural heritage
- encourage a diverse workforce and provide a work environment in which everyone is treated fairly, with respect and can realise their full potential
- set and achieve targets that promote efficient use of resources and include reducing and preventing pollution
- enhance biodiversity protection by assessing and considering ecological values and land-use aspects in investment, operational and closure activities
- engage regularly, openly and honestly with people affected by our operations, and take their views and concerns into account in our decision-making
- develop partnerships that foster the sustainable development of our host communities, enhance economic benefits from our operations and contribute to poverty alleviation
- work with those involved through the lifecycles of our products and by-products to promote their responsible use and management
- regularly review our performance and publicly report our progress.

In implementing this Policy, we will engage with and support our employees, contractors, suppliers, customers, business partners and host communities in sharing responsibility for meeting our requirements.

We will be successful when we achieve our targets towards Zero Harm, are valued by our host communities, and provide lasting social, environmental and economic benefits to society.

Chip Goodyear
Chief Executive Officer
September 2005

bhpbilliton

Contact Us

HSEC and Sustainable Development

BHP Billiton
BHP Billiton Centre
180 Lonsdale Street
Melbourne Victoria 3000 Australia

Phone +61 1300 554 757
Fax +61 3 9609 3015
Email hsec@bhpbilliton.com
Website http://www.bhpbilliton.com

bhpbilliton